Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-1) and related Prospectus of HCA Inc. for the registration of debt securities and to the incorporation by reference therein of our report dated March 3, 2009, except for paragraphs 6 and 31 of Note 1, as to which the date is May 21, 2009, with respect to the consolidated financial statements of HCA Inc. for the year ended December 31, 2008, included in its Current Report (Form 8-K) dated May 27, 2009, and our report dated March 3, 2009, with respect to the effectiveness of internal control over financial reporting of HCA Inc. as of December 31, 2008, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, each filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Nashville, Tennessee
May 27, 2009